                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                           EDGE PETROLEUM CORPORATION
            --------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   279862 10 6
            --------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JOHN W. ELIAS
                           EDGE PETROLEUM CORPORATION
                             1301 TRAVIS, SUITE 2000
                              HOUSTON, TEXAS 77002
                                 (713) 654-8960
            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 23, 2003
            --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
  TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS
            FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4),
                          CHECK THE FOLLOWING BOX [ ].

      NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES
                                 ARE TO BE SENT.

     *THE REMAINDER OF THIS COVER PAGE SHOULD BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF
SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD
                ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT
BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT,
            BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT
                           (HOWEVER, SEE THE NOTES).



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CUSIP No. 279862 10 6
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         (1)     Name of Reporting Person
                 S.S. or I.R.S. Identification Nos. of Above Person

                 John W. Elias

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         (2)     Check the Appropriate Box if a Member of a Group
                                                                   (a)      [ ]
                                                                   (b)      [ ]

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         (3)     SEC Use Only

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         (4)     Source of Funds

                 PF, OO

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         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)
                                                                            [ ]

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         (6)     Citizenship or Place of Organization

                 United States of America

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 Number of       (7)      Sole Voting Power                      524,334 Shares
Shares Bene-              _____________________________________________________
  ficially       (8)      Shared Voting Power                    0 Shares
  Owned by                _____________________________________________________
Each Report-     (9)      Sole Dispositive Power                 524,334 Shares
 ing Person               _____________________________________________________
    With         (10)     Shared Dispositive Power               0 Shares

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         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          524,334 Shares

--------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                            [ ]

--------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)
                          5.36%

--------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    IN



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ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Edge Petroleum Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1301 Travis, Suite 2000, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by John W. Elias ("Mr. Elias"). The business address of Mr. Elias is 1301 Travis, Suite 2000, Houston, Texas 77002. Mr. Elias is a citizen of the United States of America, and his principal occupation and employment is acting as Chairman, President and Chief Executive Officer of the Company. The principal business of the Company is the exploration, development, exploitation and production of oil and natural gas, and the address of the Company's principal executive offices is as set forth in Item 1, Security and Issuer, above. During the last five years, Mr. Elias has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The source of funds for the purchases by Mr. Elias have been personal funds, primarily from his IRA retirement account.




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ITEM 4. PURPOSE OF TRANSACTION

In January 1999, the Company granted options for 200,000 shares of Common Stock to Mr. Elias pursuant to the Employment Agreement between Mr. Elias and the Company dated effective November, 16, 1998 (the "Employment Agreement"), a copy of which has been filed as Exhibit 1 hereto. These options have a ten-year term and became exercisable one-third upon issue, and one-third upon each of January 1, 2000 and January 1, 2001, at an exercise price of $4.22 per share. The Employment Agreement also provides for subsequent grants of options, in the discretion of the Board of Directors, on January 1 of the years 2000 through 2004 for 50,000 shares each. These subsequent options have a ten-year term and vest 100% on the second anniversary of the grant date. Pursuant to the Employment Agreement, options for 50,000 shares each were granted to Mr. Elias in January 2000, 2001, 2002 and 2003, at exercise prices of $3.16, $8.88, $5.18 and $3.88 per share, respectively. In each case, the options are exercisable at the fair market value of the Common Stock on the date of grant and were granted from the Amended and Restated John W. Elias Incentive Plan, a copy of which has been filed as Exhibit 2, hereto. A copy of the form of Elias option agreement is filed as Exhibit 3 hereto. Mr. Elias will be entitled to receive an additional 50,000 options from the Amended and Restated John W. Elias Incentive Plan in January 2004 pursuant to the Employment Agreement.

In addition, in May 1999, Mr. Elias' IRA purchased 170,000 shares of Common Stock together with warrants to purchase an additional 45,000 shares of Common Stock. Each warrant is exercisable for the purchase of one share of common stock upon at a price of $5.35 per share. Each warrant is exercisable through May 6, 2004. The Company may redeem a warrant at a redemption price of $.01 per warrant, at any time after any date at which the average daily per share closing price for the immediately preceding 20 consecutive trading days on the Nasdaq National Market exceeds $10.70. The warrants were issued pursuant to a warrant agreement between the Company and the initial purchasers of the warrants in the private placement, a copy of which has been filed as Exhibit 4 hereto. The form of warrant has been filed as Exhibit 5 hereto. The warrants and Common Stock were purchased pursuant to a Common Stock Subscription Agreement, a copy of which is filed as Exhibit 6 hereto. Such Subscription Agreement included among other things, certain registration rights. The warrant agreement may be amended upon the consent of the Company and warrant holders having the right to acquire, by virtue of holding the warrants, at least 50% of the shares which are issuable upon exercise of the then outstanding warrants.

In April 2001, the Company granted a restricted stock award to Mr. Elias of 14,000 shares of Common Stock vesting in equal one-third shares on the first, second and third anniversaries, respectively, of the date of grant. Additionally, in April 2002, the Company granted Mr. Elias options to purchase 24,000 shares of Common Stock at an exercise price of $5.59 per share. These options have a ten-year term and become exercisable 100% on the second anniversary of the grant date. In both cases, these grants came from the Amended and Restated John W. Elias Incentive Plan.

Mr. Elias has, from time to time, made open-market purchases of Common Stock.



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Mr. Elias will review on a continuous basis his investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Elias may in the future take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares he now beneficially owns, or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that Mr. Elias could seek to acquire additional shares, although he has no current plans to do so, other than through employee benefit plans or arrangements with the Company. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time to entities or trusts controlled by Mr. Elias and to family members. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Elias may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to him, developments with respect to his business, general economic conditions, the market price for shares of Common Stock and stock market conditions, and his retirement plans.



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Except as set forth in Item 6, Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer, Mr. Elias has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Elias beneficially owns an aggregate of 524,334 shares of Common Stock (approximately 5.36% of the 9,428,004 shares outstanding, determined by reference to the approximately 9,428,004 shares of Common Stock the Company reported as outstanding at February 1, 2003 in the Company's 2003 Proxy Statement. These shares include (i) 300,000 shares of Common Stock that could be acquired pursuant to stock options exercisable within 60 days of February 1, 2003, (ii) 170,000 shares held in an IRA account for the benefit of Mr. Elias,
(iii) 4,667 shares that Mr. Elias will receive within 60 days of February 1, 2003 pursuant to a restricted stock award made on April 2, 2001, and (iv) 45,000 shares that could be acquired through the exercise of warrants held in the IRA account for the benefit of Mr. Elias, all of which warrants are currently exercisable. Such shares exclude 124,000 shares of Common Stock underlying stock options that are not presently exercisable. Mr. Elias has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him, which includes the Common Stock owned by his IRA. See Item 4, Purpose of the Transaction for a discussion of Mr. Elias's options, warrants and restricted stock.



                                      -6-
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Except as set forth in this Schedule 13D, Mr. Elias has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Elias and any person with respect to any securities of the Company. Reference is made to Item 4 above for a description of the Employment Agreement between Mr. Elias and the Company, the John W. Elias Incentive Plan, and certain option agreements, warrant agreements and restricted stock grants from the Company to Mr. Elias.

         The foregoing are summaries of certain provisions of the Employment Agreement, the John W. Elias Incentive Plan, Elias Stock Option, Warrant Agreement, Form of Warrant, Common Stock Subscription Agreement, copies of which have been filed as Exhibits 1, 2, 3, 4, 5 and 6 hereto and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Employment Agreement dated as of November 16, 1998, by and between the Company and John W. Elias. (Incorporated by reference 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

Exhibit 2 Edge Petroleum Corporation Amended and Restated Elias Stock Incentive Plan. (Incorporated by reference from exhibit 4.5 to the Company's Registration Statement on Form S-8 filed May 30, 2001 (Registration No. 333-61890).

Exhibit 3 Form of Edge Petroleum Corporation John W. Elias Non-Qualified Stock Option Agreement (Incorporated by reference from exhibit
                  4.6 to the Company's Registration Statement on Form S-8 filed May 30, 2001 (Registration No. 333-61890).

Exhibit 4 Warrant Agreement dated as of May 6, 1999 between the Company and the Warrant holders named therein (Incorporated by reference from exhibit 4.5 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999).

Exhibit 5 Form of Warrant for the purchase of the Common Stock (Incorporated by reference from the Common Stock Subscription Agreement from exhibit 4.5 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999).

Exhibit 6 Common Stock Subscription Agreement dated as of April 30, 1999 between the Company and the purchasers named therein (Incorporated by reference from exhibit 4.5 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999).



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
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                  Date: March 24, 2003.

                                                  /s/ John W. Elias
                                                  ------------------------------
                                                  John W. Elias



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                                 EXHIBIT INDEX


Exhibit 1 Employment Agreement dated as of November 16, 1998, by and between the Company and John W. Elias. (Incorporated by reference 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).

Exhibit 2 Edge Petroleum Corporation Amended and Restated Elias Stock Incentive Plan. (Incorporated by reference from exhibit 4.5 to the Company's Registration Statement on Form S-8 filed May 30, 2001 (Registration No. 333-61890).

Exhibit 3 Form of Edge Petroleum Corporation John W. Elias Non-Qualified Stock Option Agreement (Incorporated by reference from exhibit
                  4.6 to the Company's Registration Statement on Form S-8 filed May 30, 2001 (Registration No. 333-61890).

Exhibit 4 Warrant Agreement dated as of May 6, 1999 between the Company and the Warrant holders named therein (Incorporated by reference from exhibit 4.5 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999).

Exhibit 5 Form of Warrant for the purchase of the Common Stock (Incorporated by reference from the Common Stock Subscription Agreement from exhibit 4.5 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999).

Exhibit 6 Common Stock Subscription Agreement dated as of April 30, 1999 between the Company and the purchasers named therein (Incorporated by reference from exhibit 4.5 to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999).